Exhibit 5

Date: 12/02/2010	100 University Avenue, 9th floor
Toronto ON, M5J 2Y1
www.computershare.com
To: All Canadian Securities Regulatory Authorities
Subject: DENISON MINES CORP.
Dear Sirs:
We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual General Meeting
Record Date for Notice of Meeting:	19/03/2010
Record Date for Voting (if applicable):	19/03/2010
Meeting Date:	06/05/2010
Meeting Location (if available):	Toronto
Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	248356107	CA2483561072
Sincerely,
Computershare Trust Company of Canada /
Computershare Investor Services Inc.
Agent for DENISON MINES CORP.